Filed by Okada Manila International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Okada Manila International, Inc.

Announces Corporate Name Change to UE Resorts International, Inc.

The name change underscores the corporation’s commitment and focus on driving growth opportunities and providing guests with a first-class experience

NEWS PROVIDED BY

26 Capital g

Dec 08, 2021, 10:30 ET

MANILA, Philippines and TOKYO, Dec. 8, 2021 /PRNewswire/ — Okada Manila International, Inc., the anticipated holding company of Okada Manila, one of the premier destination casino resorts in Asia and the largest integrated resort in the Philippines, today announced that it has approved its corporate name change to “UE Resorts International, Inc.” The new name was created to better reflect the corporation’s expansion plans in Asia and other countries around the world, including the U.S.

UE Resorts International, Inc. commits to supply superior value in gaming, gaming technology, lodging and entertainment. As part of the name change, UE Resorts International, Inc. will honor its commitment to utilize its prime waterfront real estate in Entertainment City, Manila to drive consumers and potential guests from across the globe to its luxurious Okada Manila integrated resort in the Philippines.

“The transition to UE Resorts International, Inc. marks another milestone for our business,” said Byron Yip, President of UE Resorts International, Inc. “The corporation continues to show it’s taking advantage of its alluring destination in one of the fastest-growing gaming markets in the world to stimulate revenue while providing its guests with outstanding experiences.”

In October, Okada Manila International, Inc. announced it entered into a merger agreement with 26 Capital Acquisition Corporation (NASDAQ: ADER), a Miami-based publicly traded special purpose acquisition company founded by renowned gaming expert Jason Ader, to become a publicly traded company. The deal may provide up to $275 million of cash to the business, and the transaction is expected to close in the first half of 2022. The name change will accommodate this exciting new chapter for the business entity as it continues to expand in the Philippines and look outside its current market for additional opportunities.

“As the business continues to evolve, it was fitting to change the name,” said Jun Fujimoto, Chairman, President and CEO of Universal Entertainment Corporation, the parent company of UE Resorts International, Inc., which, through its wholly owned subsidiary Tiger Resort, Leisure and Entertainment, Inc., operates the Okada Manila resort. “Our partnership with Jason Ader and 26 Capital was only the beginning of our plans. We have decided to change the company name of Okada Manila International, Inc. to UE Resorts International, Inc. to focus our combined efforts for the future growth and development of Okada Manila and our ambitions to establish a presence in other countries around the world.”

At over 50 acres, Okada Manila includes approximately 35,000 square meters of gaming space with the capacity to operate 599 gaming tables and 4,263 electronic gaming machines. When the current construction is complete in 2022, the resort will have licensed capacity to operate 974 gaming tables and 6,890 electronic gaming machines. The property also includes two hotel towers with 993 luxury rooms, a retail boulevard with space for 50 shops, Cove Manila night club and indoor beach club, over 25 dining options, and one of the world’s largest multicolor dancing and musical fountains.

To learn more about UE Resorts International’s history and its premier destinations, please visit: www.ueresortsinternational.com.

About UE Resorts International, Inc.

UE Resorts International, Inc. is the anticipated holding company of Okada Manila, the premier casino and integrated resort in Entertainment City, Manila. Okada Manila is the largest integrated resort in the Philippines and amongst the largest in the world. Located in one of the fastest-growing gaming markets in Asia, Okada Manila sits on over 50 acres of land, and upon final completion will have licensed capacity to operate 974 gaming tables and 6,890 electronic gaming machines and have 993 luxury hotel rooms.

About Universal Entertainment Corporation

Universal Entertainment Corporation (TSE: 6425) is a key player in the Asian integrated resorts business through its ownership of the Okada Manila hotel and casino. Universal Entertainment Corporation is also a leading manufacturer of gaming machines in Japan where it designs, produces and distributes Pachinko and Pachislot machines.

SOURCE 26 Capital